Exhibit 99.1

FOR RELEASE DECEMBER 22, 2009

Pure Nickel MAN Exploration Update

TORONTO, ON: December 22, 2009 Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) is pleased to provide results from its exploration season at the MAN, Alaska project. The property is currently under a joint venture agreement with ITOCHU Corporation of Tokyo. ITOCHU could earn up to 75% by incurring $40 million of exploration expenditures on the MAN property by 2014.

2009 Program

The 2009 drill program completed 4200 metres of drilling in 7 holes, a new ZTEM airborne survey (Z axis Tipper Electromagnetic system), extensive geological mapping and a proprietary fluxgate time domain ground EM surveys (full waveform streaming multi sensor fluxgate array). The 2009 geophysical programs (ground fluxgate TEM, ZTEM, and BHEM) were considered a great success. These very compelling geophysical targets, are the best discovered to date on the MAN property and the foundation for a productive 2010 exploration program.

Three drill holes were completed in the 30km long Alpha Complex and four holes were completed in southern Beta Complex. Newly completed 2D modeling of 2009 ZTEM data and previous 3D inversions of aeromagnetic data, as well as several widely spaced deep drill holes show a consistent presence of abnormally thick ultramafic bodies with localized deep feeders. This year’s results add to the evidence that the MAN property is the main intrusive centre for Triassic magmatism that generate the extensive nickel, copper and PGE (platinum group elements) bearing ultramafic intrusions and coeval lavas within the Alaska, Yukon and BC, segments of the Wrangelia terrain. Drill results to date come from the holes targeted using the proprietary ground time domain EM survey (TEM), in conjunction with the new ZTEM airborne survey and previous ground gravity and VTEM airborne surveys.

Highlights from the 2009 MAN drilling results include:

Drill Hole	From	To	Core length	Nickel
PNI–09–19	75.2	132.5	57.32	0.138
PNI–09–19	459.7	524.4	64.62	0.119
PNI–09–20	30.1	111.0	80.8	0.207
PNI–09–20	275	356.1	81.1	0.274
Including	324	354	30	0.302
PNI–09–21				NSV
PNI–09–22	472	476.7	4.7	0.270
PNI–09–23	16.46	124.6	108.14	0.158
PNI–09–24	150.7	356.3	205.6	0.189
including	328	340	12	0.239
PNI–09–24	416	438	22	0.212
PNI–09–24	515	529	14	0.254
PNI–09–24	533	668.5	135.5	0.228
Including	538	554	16	0.254

Including	593	597	4	0.444
PNI–09–25	513.5	515.5	2	0.410
PNI–09–25	804.4	808	3.6	0.299
PNI–09–25	917	971	54	0.174
PNI–09–25	1002.5	1030	27.5	0.208

NSV: No significant values.

Highlights of metal concentration in the core including Platinum and Palladium and sulphide %.

Drill Hole	From	To	Core Length	Ni %	Cu %	S %	Pt ppb	Pd ppb	Sulphide %
PNI–09–24	593	594	1	0.528	0.302	1.07	110	60	2.85
PNI–09–24	594	595	1	0.408	0.311	0.86	120	55	2.29
PNI–09–24	595	596	1	0.466	0.256	0.87	120	55	2.32
PNI–09–24	596	597	1	0.374	0.19	0.64	30	85	1.71
PNI–09–25	514	514.5	0.5	0.362	0.088	0.82	30	35	2.19
PNI–09–25	514.5	515	0.5	0.455	0.196	1.03	70	250	2.75

Interpretation of the assays indicates the presence of a disseminated NI–Cu PGE (platinum group elements) concentration build up extends beyond 600 meters in DDH PNI–09–024 and over 1000 meters in DDH PNI–09–025. Geophysical surveys show that these conductive bodies are associated with the strongest Fluxgate TEM anomalies on the property, in addition, strong responses to the BHEM surveys indicates late channel (high conductance channels) conductivity build up beneath the drill holes.

The surveys described below were used to model the interpretation of conductive anomalies on the property. The analysis concludes that the anomalies are deep, large and very compelling.

1.	ZTEM Survey – Recent 2D inversion sections have for the first time identified at depth the shape structure, and conductive zones of the mafic and ultramafic intrusions.

2.

Ground TEM – proprietary long time constant, time domain electromagnetic surveys allowed for deep search (> 800 meters) for high conductance bodies commonly associated with Ni–Cu sulphides that have been missed by previous survey~~s~~ methodologies.

3.

Ground and Airborne Magnetic Survey’s – these survey’s help to define the magnetic bodies below surface that often correlate to the ultramafic~~s~~ and mafic rocks on the property. In addition, UBC 3D inversions and Euler 3D inversions are employed to help determine the location of the form, internal structure, and deep k~~n~~eels or feeder dykes associated with the intrusive bodies.

4.

BHEM Survey – a borehole electromagnetic survey is performed down the drill hole to detect conductive anomalies within, beside and below the drill hole to aid in the correlation with the new high priority, long time constant, surface TEM survey results constraining more accurate location of the conductor.

One of the most exciting targets from the 2009 geophysical program was the identification of the location for drill–hole PNI–09–025 based on the initial results from the TEM surveys. The hole was drilled to a depth of 1066 metres and terminated due to the limitations of the drill. The BHEM (down hole geophysical survey) showed an increasingly large response towards an anomaly below the hole’s final depth. See table below.

Low–frequency borehole electromagnetic surveys (BHEM) were carried out in five of the 2009 drill holes, as well as seven older drill holes. A number of moderate to strong off–hole conductors were detected and are being evaluated as follow–up drill targets for the 2010 program. Three holes (07–001, 09–023 and 09–025) show anomalous increases in late time channels indicative of deep conductors below the base of the holes. These deep conductive zones correlate with high–priority long time–constant surface TEM anomalies. A more moderate off–hole anomaly is seen in drill–hole 09–24.

Highlights of the BHEM survey results include:

Drill Hole	Results and comments
PNI–07–01 (Alpha Complex)	(150 millisecond reading) moderate off-hole conductor @ 120 m centered below and east of hole; short-wavelength mostly off-hole conductor at 440 m, anomalous long wavelength build up towards base of hole in the Z component, time constant > 30 millisecond.
PNI–09–23 (Beta Complex)	(150 millisecond reading) off-centered moderate in-hole response @ 450 m superimposed on long wavelength background, deep build-up to bottom of hole, time constant >35 millisecond.
PNI–09–24 (Beta Zone)	(150 millisecond, Z only) off-hole to edge anomaly, to the south @ 300 m
PNI–09–25 (Beta Complex)	(150 and 300 millisecond reading) off-hole anomaly to the SE @ 400 m, deep build-up to bottom of hole, time constant >100 millisecond.

Apart from known ultramafics in the Alpha and Beta complexes, laterally extensive conductive and magnetic zones potentially caused by ultramafic bodies have been detected under several hundred meters of basalt cover and represent new ground TEM targets for 2010.

Pure Nickel’s technical team recently returned from Tokyo where it presented to ITOCHU the post exploration analysis of the programs results on the drill–hole geochemistry and new geophysical surveys that were utilized during the drilling program. Discussions are ongoing with ITOCHU over the next month reviewing results and plans for 2010.

The newly identified anomalies discovered on the Alpha and Beta Complexes are below current drill– hole depths. The proprietary TEM survey has for the first time identified very compelling geophysical targets at depth and are the best discovered to date on the MAN property. In the spring of 2010, the drilling program will be designed to investigate the deeper source of these large and strong conductive bodies underlying the Alpha and Beta Complexes.

Larry Hulbert, P.Geo. is Pure Nickel's Chief Consulting Geologist and is the designated Qualified Person (Q.P.) for the MAN Project. Phillip Mudry, P.Geol. is the Chief Exploration Consultant for Pure Nickel Inc. and supervised drill hole planning, implementation and quality control/quality assurance programs at the MAN project for 2009.

Chemical and assay analysis were conducted on the entire 2009 drill core (half cut NQ core). An aqua– regia leach digestion followed by multielement ICP–MS analyses was conducted on all samples. From these analyses selected samples were assayed for platinum, palladium and gold using a 30 gram fire assayed sample with an ICP–MS finish. QA/QC programs employ the insertion of external standards (certified reference material), blanks every 20 samples. All assaying was completed by TSL Laboratories Ltd. based in Saskatoon, Saskatchewan. TSL completes its own internal QA/QC by inserting a standard, blank, pulp duplicate, in every batch of 20 analyses. QA/QC compliance was rigorously checked on a continuous basis during the exploration program.

Meterage provided is measured down hole and intersection widths are interpreted to be approximately 90% of true width.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with a diverse collection of advanced multiple nickel sulphide and PGE projects in Canada and Alaska. For additional explanations and presentations of the 2009 results on the MAN property and our 2010 proposed program please refer to the web site at www.purenickel.com

Some of the statements contained herein may be forward–looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows and the uncertainty of access to additional capital. There can be no assurance that forward–looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward–looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward–looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group	Pure Nickel Inc.
Jeff Walker	David McPherson
Toll Free: 1–888–221–0915	President & CEO
Email: info@howardgroupinc.com	T. (416) 644–0066
www.howardgroupinc.com	Email: info@purenickel.com
www.purenickel.com